September 25, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer O’Brien and Mr. Ethan Horowitz

Re:        Qell Acquisition Corp.

Registration Statement on Form S-1

Filed September 11, 2020, as amended

File No. 333-248765

Dear Ms. O’Brien and Mr. Horowitz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Qell Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 225 copies of the Preliminary Prospectus dated September 28, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
as Representative of the Several Underwriters

By:	/s/ Brittany Collier
Name: Brittany Collier
Title: Executive Director

BARCLAYS CAPITAL INC.
as Representative of the Several Underwriters

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]